Exhibit 12

Consolidated Ratios of Earnings to Fixed Charges.

	Nine months ended Sept 30, 2008	Years ended December 31,
		2007	2006	2005	2004	2003
Excluding interest on deposits	3.03x	3.74x	5.25x	6.66x	10.18x	15.66x
Including interest on deposits	1.22x	1.35x	1.60x	1.85x	1.87x	1.55x

Note: The ratio of earnings to fixed charges is calculated by adding income before income taxes plus fixed charges and dividing that sum by fixed charges.

	Nine months ended Sept 30, 2008	Years ended December 31,
		2007	2006	2005	2004	2003
Income before income taxes	$4,792	$11,696	$13,318	$10,054	$6,940	$4,167

Interest on deposits	$19,194	$28,690	$18,990	$10,011	$7,185	$7,315
Borrowings and long-term debt	2,239	4,135	3,020	1,711	689	217
1/3rd of net rental expense	126	131	115	67	67	67

Total fixed charges, including interest on deposits	$21,559	$32,956	$22,125	$11,789	$7,941	$7,599

Total fixed charges, excluding interest on deposits	$2,365	$4,266	$3,135	$1,778	$756	$284